Exhibit 99.3
Corporate Office	UK Office
150 King Street West, Suite 1500	70 Oathall Road, Haywards Heath
P.O. Box 38	West Sussex, RH16 3EN
Toronto, ON M5H 1J9	United Kingdom
Phone: +1 416 342 5560	Phone: +44 (0) 1444 411 900
Fax: +1 416 348 0303	Fax: +44 (0) 1444 456 901

www.lundinmining.com

NEWS RELEASE

LUNDIN MINING RELEASES 2009 FOURTH QUARTER RESULTS

Toronto, February 25, 2010 (TSX: LUN; OMX: LUMI) Lundin Mining Corporation (“Lundin” or the “Company”) today reported net income, before discontinued operations and impairment charges, of $105.2 million ($0.19 per share) for the year and $72.2 million ($0.12 per share) in the fourth quarter of 2009, up from a loss of $131.9 million (loss of $0.32 per share) in the fourth quarter of 2008.

Mr. Phil Wright, President and CEO commented, “The large turnaround in profit in the fourth quarter reflects the effect of stronger metal prices and the continued good performance of our European operations.

“Tenke’s ramp up to commercial production has gone extremely well and the mine produced 70,000 tonnes of copper cathode during 2009.

“At year-end we had $141.6 million of cash on hand and net debt to equity stood at only 1.7% . This puts us in a strong position to pursue our growth ambitions for 2010” Mr. Wright said.

US $ millions (except per share amounts)	Twelve Months Ended Dec 31		Three Months Ended Dec 31
	2009	2008	2009	2008
			(unaudited)	(unaudited)
Sales	746.0	835.3	256.7	43.5
Operating earnings (loss)	373.2	323.2	152.2	(65.8)
Net income (loss) from continuing operations before impairment	105.2	49.0	72.2	(131.9)
Net income (loss)	73.7	(957.1)	35.1	(728.5)
Basic & diluted income (loss) per share:
From continuing operations before impairment	0.19	0.12	0.12	(0.32)
From impairment and discontinued operations	(0.06)	(2.53)	(0.06)	(1.45)
Total:	0.13	(2.41)	0.06	(1.77)
Cash provided by operations	137.4	215.0	97.0	46.5

Highlights

  Sales revenue for the quarter was significantly higher than the prior year corresponding quarter owing to improved metal prices.

  Operating earnings1 of $152.2 million for the quarter represents an increase of $218.0 million from a loss of $65.8 million in the fourth quarter 2008. Virtually all of the improvement in operating earnings was related to improved metal prices and the difference in price adjustments between quarters.

  Net income for the quarter included losses on derivative contracts of $27.4 million ($0.05 per share), of which $13.4 million was unrealized. Also included was $37.1 million ($0.06 per share) related to impairment on the Salave gold project in northern Spain (See news release dated February 11, 2010).

  Cash flow from operations for the quarter was $97.0 million, compared to $46.5 million for the corresponding quarter in 2008.

  Investment in in-mine and near-mine exploration has seen the growth of mineral reserves to replace record ore tonnages mined during the year at both Neves-Corvo and Zinkgruvan.

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1 Operating earnings is a non-GAAP measure defined as sales, less operating costs, accretion of ARO and other provisions, selling, general and administration costs and stock-based compensation.

  In addition, at Neves-Corvo there has been an increase of 11 million tonnes (+44%) in measured and indicated copper resources (approximately 160,000 tonnes of contained copper) and 20 million tonnes have been added in inferred copper resources (See news release dated February 22, 2010).

  Production of all metals exceeded market guidance for the full year. Total production was as follows:
	Guidance	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
tonnes	2009	2009	2009	2009	2009	2009	2008	2008	2008	2008	2008
Copper	91,000	93,451	23,868	21,351	23,992	24,240	97,944	25,093	24,433	23,478	24,940
Zinc*	100,000	101,401	20,011	15,151	31,962	34,277	151,157	32,406	37,067	41,622	40,062
Lead*	40,000	43,852	10,393	8,111	12,478	12,870	44,799	9,917	9,908	12,397	12,577
Nickel	7,200	8,029	2,324	1,784	1,960	1,961	8,136	2,179	2,155	1,954	1,848
* 2009 includes payable metal in sales of ore (50% attributable to Galmoy)
Copper
Tenke attributable		17,325	7,227	6,018	4,079	-	-	-	-	-	-

Financial Position

  Net debt1 at December 31, 2009 was $49.3 million compared to a net debt position of $145.5 million at the end of 2008. Cash flow from operations covered all sustaining capital expenditures and all new investment related to the European operations.
  The decrease in net debt during the year was attributable to the April 2009 bought-deal public offering for total gross proceeds of $155.8 million, offset by Tenke funding obligations of $56.7 million.

  Cash on hand at December 31, 2009 was $141.6 million.

  Net debt to equity at December 31, 2009 is 1.7%.

  As at February 22, 2010, cash on hand is approximately $141.7 million and net debt is $9.2 million.

First Quarter 2010 Guidance

Specific issues that may affect earnings in the first quarter of 2010 when considered on a quarter-to-quarter basis are as follows:

  Production for the quarter is expected to be below trend owing to a number of factors including: abnormal weather conditions in Europe hampering ore processing; flooding of the Aguablanca pit, early January and again mid-February, restricting access to higher-grade ore zones; Zinkgruvan has been restricted by a blocked orepass.

  Annual guidance is reaffirmed; however no allowance has been made for the industrial action at Neves-Corvo.

  Average prices in the quarter to date are lower than those used to provisionally value outstanding receivables at December 31, 2009. Depending on price changes and the timing of settlements, the first quarter may see the effect of negative price adjustments.

  Timing of sales during the fourth quarter of 2009 resulted in unusually low concentrate inventory levels at December 31, 2009. It is expected that sales in the first quarter of 2010 will reflect the return to normal inventory levels.

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1 Net debt is a Non-GAAP measure defined as available unrestricted cash less financial debt, including capital leases and other debt-related obligations.

Outlook

  Production targets for 2010 are as follows:
(contained tonnes)		2010 Target
		Tonnes	C1 Cost[1]
Neves-Corvo[2]	Cu Zn	82,000 3,000	1.20
Zinkgruvan	Zn Pb Cu	75,000 36,000 1,000	0.30
Aguablanca	Ni Cu	7,500 7,000	5.80
Galmoy (in ore)	Zn Pb	14,000 4,000	0 .30
Total: Wholly-owned operations[2]	Cu Zn Pb Ni	90,000 92,000 40,000 7,500
Tenke: 24.75% attributable share[3]	Cu	28,500

1	Cash costs remain dependent upon exchange rates (2010 €/USD: 1.42). Cash cost of nickel is highly leveraged to metal price owing to the price participation formula in smelter terms.
2

No allowance has been made for the limited industrial action currently underway. Production that may be lost is currently being assessed and will depend upon a number of factors, including the duration of the action.

3

At design capacity production of copper and cobalt and assuming average cobalt prices of $10 per pound, average unit net cash costs are targeted to be $0.50 per pound of copper. Each $2 per pound change in average prices of cobalt would impact net cash costs by approximately $0.12 lb/copper.

•	Zinc production at Neves-Corvo is expected to resume in 2011 at the rate of 50,000 tpa. An earlier start, at a nominal rate of 25,000 tpa, is under evaluation.

•

Studies continue separately on the feasibility of developing the Lombador zinc/copper deposit adjacent to the Neves-Corvo mine. Progress to date is positive and a feasibility study is targeted for completion in early 2011. A preliminary target of 2013 has been set for commencement of full-scale operations from Lombador.

•	Capital expenditure for 2010 is expected to be between $190 and $250 million. This includes:

	-	Sustaining capital in European operations of $90 million (2009 - $80 million)

	-	New investment in European operations of $60 million (2009 - $35 million)

-

Investment in Tenke of $100 million (2009 - $56.7 million). The Company estimates this could vary between $40 million and $100 million depending on development plans. Final decisions on capital investment levels are made by the operator.

•

Expenditure on exploration and resource acquisition is expected to be similar to 2009 levels at $20 million of which approximately $10.0 million will be spent on exploration drilling to delineate further copper resources at Neves-Corvo.

The market outlook remains volatile and in our view 2010 remains a year of slow recovery prior to a resumption of growth in 2011.

Selected Quarterly and Annual Financial Information

	Year ended December 31		Three months ended December 31
			(unaudited)
(USD millions, except per share amounts)	2009	2008	2009	2008
Sales	746.0	835.3	256.7	43.5
Operating earnings[1]	373.2	323.2	152.2	(65.8)
Depletion, depreciation & amortization	(170.0)	(202.3)	(41.4)	(40.1)
General exploration and project investigation	(22.6)	(38.9)	(6.7)	(12.3)
Other income and expenses	5.1	(24.6)	3.7	(18.4)
Loss on derivative contracts	(61.5)	(0.1)	(27.4)	(0.8)
Loss (income) from equity investment in Tenke	0.3	(2.2)	5.6	(2.2)
Gain (loss) on sale of investments	(6.7)	(1.3)	12.0	-
Income (loss) from continuing operations before
impairment charges and income taxes	117.8	53.8	98.0	(139.6)
Income tax (expense) recovery on above	(12.6)	(4.8)	(25.8)	7.7
Income (loss) from continuing operations before
impairment charges	105.2	49.0	72.2	(131.9)
Impairment charges and income (loss) from discontinued operations	(31.5)	(1,006.1)	(37.1)	(596.6)
Net income (loss)	73.7	(957.1)	35.1	(728.5)
Shareholders’ Equity	2,915.2	2,603.7
Cash flow from operations	137.4	215.0	97.0	46.5
Capital expenditures (incl. Tenke)	185.0	538.5	39.0	105.7
Total assets	3,740.1	3,704.5
Net debt[2]	49.3	145.5
Key Financial Data:
Shareholders’ equity per share[3]	5.03	5.34
Basic and diluted income (loss) per share	0.13	(2.41)	0.06	(1.77)
Basic and diluted (loss) income per share from continuing operations excluding impairments	0.19	0.12	0.12	(0.32)
Dividends	-	-	-	-
Equity ratio[4]	78%	70%
Shares outstanding:
Basic weighted average	550,000,833	396,416,414	579,585,417	412,476,706
Diluted weighted average	550,045,231	396,416,414	579,969,414	412,476,706
End of period	579,592,464	487,433,771	579,952,464	487,433,771

($ millions, except per share data)	Q4-09	Q3-09	Q2-09	Q1-09	Q4-08	Q3-08	Q2-08	Q1-08
Sales	256.7	171.1	194.8	123.4	43.5	191.9	294.1	305.7
Operating earnings	152.2	91.8	91.0	38.2	(65.8)	68.9	137.2	182.9
Impairment charges (after tax)[5]	(37.1)	-	-	-	(651.5)	(201.1)	(152.8)	-
Income (loss) from continuing operations	35.1	3.7	43.5	(14.1)	(707.7)	(190.2)	96.9	81.3
Net income (loss)	35.1	3.7	43.5	(8.6)	(728.5)	(199.0)	(108.4)	78.8
Income (loss) per share from continuing
operations, basic and diluted	0.06	0.01	0.08	(0.03)	(1.72)	(0.49)	0.25	0.21
Income (loss) per share[6] , basic and diluted	0.06	0.01	0.08	(0.02)	(1.77)	(0.51)	(0.28)	0.20
Cash flow from operations	97.0	40.0	63.7	(63.3)	46.5	46.8	118.3	3.5
Capital expenditure (incl. Tenke)	39.0	54.7	57.8	33.6	105.7	146.8	164.7	121.3
Net debt[2]	49.3	132.2	110.7	259.5	145.5	194.8	95.7	104.2

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1 Operating earnings is a Non-GAAP measure defined as sales, less operating costs, accretion of asset retirement obligation (“ARO”) and other provisions, selling, general and administration costs and stock-based compensation.
2 Net debt is a Non-GAAP measure defined as available unrestricted cash less financial debt, including capital leases and other debt-related obligations.
3 Shareholders’ equity per share is a Non-GAAP measure defined as shareholders’ equity divided by total number of shares outstanding at end of period.
4 Equity ratio is a Non-GAAP measure defined as shareholders’ equity divided by total assets at the end of period.
5 Includes impairment from discontinued operations.
6 Income (loss) per share is determined for each quarter. As a result of using different weighted average number of shares outstanding, the sum of the quarterly amounts may differ from the year-to-date amount.
See MD&A for a discussion of Non-GAAP measures.

The complete 2009 annual financial statements, management’s discussion and analysis and notes to the financial statements are available on Sedar (www.sedar.com) or the Company’s website (www.lundinmining.com).

About Lundin Mining
Lundin Mining Corporation is a diversified Canadian base metals mining company with operations in Portugal, Sweden, Spain and Ireland, producing copper, zinc, lead and nickel. In addition, Lundin Mining holds a development project pipeline which includes expansion projects at its Zinkgruvan and Neves-Corvo mines along with its equity stake in the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo.

On Behalf of the Board,

Phil Wright
President and CEO

For further information, please contact:

Sophia Shane, Investor Relations North America: +1-604-689-7842
Marie Inkster, Chief Financial Officer: +1-416-342-5568
Robert Eriksson, Investor Relations Sweden: +46 8 545 015 50

Forward Looking Statements
Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, nickel, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary Notes to Investors - Reserve and Resource Estimates
In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves Definitions and Guidelines” (the “CIM Guidelines”). The definitions of mineral reserves and mineral resources are set out in our disclosure of our mineral reserve and mineral resource estimates that are disclosed or incorporated by reference in this Annual Information Form. The Company uses the terms “mineral resources”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the United States Securities and Exchange Commission (the “SEC”) and the SEC does not permit U.S. companies to disclose resources in their filings with the SEC.

Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.